Exhibit 99.1

FORM 51-102F4

Business Acquisition Report

Item 1     Identity of Company

Name and Address of Company

Hydrogenics Corporation (“New Hydrogenics”)

5985 McLaughlin Road

Mississauga, Ontario L5R 1B8

Executive Officer

For further information, contact:

Lawrence Davis, Chief Financial Officer

Hydrogenics Corporation

5985 McLaughlin Road

Mississauga, Ontario L5R 1B8

Telephone:	(905) 361-3633
Fax:	(905) 361-3626

Item 2 Details of Acquisition

Nature of Business Acquired

On June 11, 2009, New Hydrogenics entered into a support agreement with the trustees of Algonquin Power Income Fund (“Algonquin Power”) and Hydrogenics Corporation (now Algonquin Power & Utilities Corp.) (“Old Hydrogenics”) to implement a non-dilutive financing transaction (the “Transaction”), resulting in a non-dilutive financing with gross proceeds of approximately C$10.8 million.

The Transaction, as set forth in further detail in Old Hydrogenics’ management proxy circular dated June 25, 2009, and Old Hydrogenics’ take-over bids to unitholders and debentureholders of Algonquin Power, each dated September 21, 2009, involved: (i) a plan of arrangement (the “Plan of Arrangement” or “Arrangement”) between New Hydrogenics, Old Hydrogenics and Old Hydrogenics’ wholly-owned subsidiaries, Stuart Energy Systems Corporation (“Stuart Energy”) and Hydrogenics Test Systems Inc. (“Test Systems”); and (ii) take-over bids pursuant to which Old Hydrogenics acquired all of the issued and outstanding units and convertible debentures of Algonquin Power.

Pursuant to the Plan of Arrangement, and in accordance with the terms therein, New Hydrogenics acquired substantially all of the assets and liabilities (the “Divested Assets and Liabilities”) of Old Hydrogenics, Stuart Energy and Test Systems (the “Acquisition”). Following the Acquisition, New Hydrogenics has substantially all of the same assets, liabilities, directors, management and employees as Old Hydrogenics had previous to the Transaction, except for certain tax attributes that remained behind, and Old Hydrogenics shareholders have become shareholders of New Hydrogenics. New Hydrogenics continues the Hydrogenics business as “Hydrogenics Corporation”.

Date of Acquisition

October 27, 2009

Consideration

In consideration for the Divested Assets and Liabilities, New Hydrogenics issued 92,286,419 common shares to Old Hydrogenics, 174,078 common shares to Stuart Energy and 5,169 common shares to Test Systems (collectively, the “Consideration Shares”). The fair value of the Consideration Shares is $39,197,911 which is the fair value of Divested Assets and Liabilities. Pursuant to the Plan of Arrangement the Consideration Shares were distributed to former shareholders of Old Hydrogenics in exchange for the redemption of their common shares of Old Hydrogenics.

Effect on Financial Position

The effect of the Acquisition on New Hydrogenics’ financial position is outlined in the pro forma financial statements described below.

Prior Valuations

Not applicable.

Parties to the Acquisition

Prior to completion of the Acquisition, New Hydrogenics was a wholly-owned subsidiary of Old Hydrogenics, created solely for purposes of the Acquisition. Stuart Energy and Test Systems are wholly-owned subsidiaries of Old Hydrogenics. New Hydrogenics is now owned by the former shareholders of Old Hydrogenics and Old Hydrogenics is now owned by the former securityholders of Algonquin Power.

Date of Report

January 10, 2010

Item 3     Financial Statements

The following historical financial statements of Old Hydrogenics filed with the various securities commissions or similar regulatory authorities in all of the provinces of Canada are specifically incorporated in this report:

•                            Revised consolidated financial statements of Old Hydrogenics as at and for the years ended December 31, 2008 and 2007, together with the auditors’ report thereon; and

•                            Unaudited comparative interim financial statements of Old Hydrogenics as at and for the nine months ended September 30, 2009 and 2008.

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Copies of the documents incorporated by reference are available electronically on SEDAR at www.sedar.com.

The following unaudited pro forma consolidated financial statements of New Hydrogenics and the related notes are attached at Schedule A:

•                            Pro forma consolidated balance sheet as at September 30, 2009;

•                            Pro forma consolidated statements of operations for the nine months ended September 30, 2009; and

•                            Pro forma consolidated statements of operations for the year ended December 31, 2008.

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Schedule A - Pro Forma Financial Statements

[see attached]

Hydrogenics Corporation

Pro Forma Consolidated Financial Statements

(Unaudited)

September 30, 2009

(in thousands of US dollars)

Overview

The following unaudited pro forma consolidated financial statements have been prepared to transfer of the assets and liabilities, except certain tax attributes, of Hydrogenics Corporation (Old Hydrogenics) to a newly formed subsidiary (New Hydrogenics), the exchange of common shares and options by security holders of Old Hydrogenics for common shares and options of New Hydrogenics and the receipt of cash by New Hydrogenics from Old Hydrogenics as consideration for the tax benefits retained by Old Hydrogenics . The transfer of assets and liabilities and exchange of securities under the Arrangement will be accounted for as continuity of interests and the receipt of cash for the tax benefits will be accounted for as a realization of the tax benefits. The unaudited pro forma consolidated balance sheet was prepared as at September 30, 2009 as if the Arrangement had occurred on September 30, 2009, and the unaudited pro forma consolidated statements of operations were prepared for the nine months ended September 30, 2009 and the year ended December 31, 2008 as if the Arrangement had occurred as of January 1, 2008. These unaudited pro forma financial statements are not necessarily indicative of what the financial position or results of operations would have been had the Arrangement occurred on the dates or for the periods indicated and do not purport to indicate future results of operations. Further, when the Arrangement closes, amounts reported in New Hydrogenics balance sheet may be materially different.

Hydrogenics Corporation

Pro Forma Consolidated Balance Sheet

(in thousands of US dollars)

(unaudited)

As at September 30, 2009

				New
	New	Old	Pro forma	Hydrogenics
	Hydrogenics	Hydrogenics	adjustments	pro forma
	(note 3)	(note 1)	(note 2)	(note 1)

Assets

Current assets
Cash and cash equivalents	—	5,778	8,279	14,057
Restricted cash	—	1,308	—	1,308
Accounts receivable	—	4,767	—	4,767
Grants receivable	—	447	—	447
Inventories	—	11,687	—	11,687
Prepaid expenses	—	721	—	721

	—	24,708	8,279	32,987

Restricted cash	—	246	—	246

Property, plant and equipment	—	3,289	—	3,289

Goodwill	—	5,025	—	5,025

	—	33,268	8,279	41,547

Liabilities

Current liabilities
Accounts payable and accrued liabilities	—	17,022	215	17,237
Unearned revenue	—	5,631	—	5,631

	—	22,653	215	22,868

Shareholders’ Equity

Common shares	—	307,015	—	307,015

Contributed surplus	—	16,621	—	16,621

Deficit	—	(306,866)	8,064	(298,802)

Accumulated other comprehensive loss adjustment	—	(6,155)	—	(6,155)

	—	10,615	8,064	18,679

	—	33,268	8,279	41,547

The accompanying notes form an integral part of these Pro Forma Consolidated Financial Statements.

Hydrogenics Corporation

Pro Forma Consolidated Statement of Operations

(in thousands of US dollars, except for per share amounts)

(unaudited)

For the nine months ended September 30, 2009

				New
	New	Old	Pro forma	Hydrogenics
	Hydrogenics	Hydrogenics	adjustments	pro forma
	(note 3)	(note 1)	(note 2)	(note 1)

Revenues	—	14,634	—	14,634

Cost of revenues	—	11,571	—	11,571

	—	3,063	—	3,063

Operating expenses
Selling, general and administrative	—	12,992	—	12,992
Research and product development	—	4,499	—	4,499
Amortization of property, plant and equipment	—	743	—	743

	—	18,234	—	18,234

Loss from operations	—	(15,171)	—	(15,171)

Other income (expenses)
Provincial capital tax	—	(153)		(153)
Interest	—	83	—	83
Foreign currency gains	—	(190)	—	(190)

	—	(258)	—	(258)

Loss before income taxes	—	(15,429)	—	(15,429)
Current income taxes	—	17	—	17

Loss for the period	—	(15,446)	—	(15,446)

Loss per share
Basic and diluted		(0.17)		(0.17)
Shares used in calculating basic and diluted loss per share		92,426,197		92,426,197

The accompanying notes form an integral part of these Pro Forma Consolidated Financial Statements.

Hydrogenics Corporation

Pro Forma Consolidated Statement of Operations (continued)

(in thousands of US dollars, except for per share amounts)

(unaudited)

For year ended December 31, 2008

				New
	New	Old	Pro forma	Hydrogenics
	Hydrogenics	Hydrogenics	adjustments	pro forma
	(note 3)		(note 2)	(note 1)

Revenues	—	39,340	—	39,340

Cost of revenues	—	31,446	—	31,446

	—	7,894	—	7,894

Operating expenses
Selling, general and administrative	—	15,022	—	15,022
Research and product development	—	7,296	—	7,296
Amortization of property, plant and equipment	—	855	—	855
Amortization of intangible assets	—	249	—	249

	—	23,422	—	23,422

Loss from operations	—	(15,528)	—	(15,528)

Other income (expenses)
Gain on sale of assets	—	44	—	44
Provincial capital taxes	—	170	—	170
Interest - net	—	923	—	923
Foreign currency gains	—	188	—	188

	—	1,325	—	1,325

Loss before income taxes	—	(14,203)	—	(14,203)

Current income tax expense (recovery)	—	116	—	116

Loss for the year	—	(14,319)	—	(14,319)

Loss per share
Basic and diluted	—	(0.16)	—	(0.16)
Shares used in calculating basic and diluted loss per share	—	92,080,656	—	92,080,656

The accompanying notes form an integral part of these Pro Forma Consolidated Financial Statements.

Hydrogenics Corporation

Notes to Pro Forma Consolidated Financial Statements

(unaudited)

September 30, 2009

Note 1. Basis of presentation

The Arrangement proposes that Hydrogenics Corporation (Old Hydrogenics) will transfer all of its assets and liabilities, except for certain tax attributes, to a wholly owned subsidiary (New Hydrogenics), the exchange of common shares and options by shareholders and option holders of Old Hydrogenics for shares and options of New Hydrogenics and renaming New Hydrogenics Hydrogenics Corporation. The Arrangement will be accounted for as a continuity of interests transaction and a realization of income tax attributes for cash. The consolidated financial statements of New Hydrogenics will be a continuation of the consolidated financial statements of Old Hydrogenics. The Arrangement will not have a recurring effect on the consolidated statement of operations of New Hydrogenics (as explained further in note 2).  Accordingly, unaudited pro forma consolidated statements of operations of New Hydrogenics for the year ended December 31, 2008 and for the nine months ended September 30, 2009 would be the same as the historical consolidated statements of operations Old Hydrogenics.

The unaudited pro forma consolidated financial statements have been prepared using the same accounting policies disclosed in the audited consolidated financial statements of Old Hydrogenics as at and for the year ended December 31, 2008 and include:

•                  an unaudited pro forma consolidated balance sheet as at September 30, 2009, prepared from the unaudited consolidated balance sheet of Old Hydrogenics as at September 30, 2009, which reflects the Arrangement (as defined below) as if it had occurred on September 30, 2009;

•                  an unaudited pro forma consolidated statement of operations for the nine months ended September 30, 2009, prepared from the unaudited consolidated statement of operations of Old Hydrogenics for the nine months ended September 30, 2009, which reflects the Arrangement as if it occurred on January 1, 2008; and

•                  an unaudited pro forma consolidated statement of operations for the year ended December 31, 2008, prepared from the audited consolidated statement of operations of Old Hydrogenics for the year ended December 31, 2008, which reflects the Arrangement as if it occurred on January 1, 2008.

The unaudited pro forma consolidated financial statements should be read in conjunction with the consolidated financial statements of Old Hydrogenics. In the opinion of management, these unaudited pro forma consolidated financial statements include all adjustments necessary for a fair presentation.

The unaudited pro forma consolidated financial statements may not necessarily be indicative of the financial position and results of operations of New Hydrogenics would have occurred had the arrangement had occurred on September 30, 2009 or January 1, 2008 respectively or the financial position or results of operations for any date or period and subsequent to September 30, 2009.

Hydrogenics Corporation

Notes to Pro Forma Consolidated Financial Statements

(unaudited)

September 30, 2009

Note 2. Pro forma Arrangements and assumptions

On June 12, 2009, Old Hydrogenics announced an agreement with Algonquin Power Income Fund (Algonquin) to carry out an arrangement to:

i)                 reorganize the operations of Old Hydrogenics, pursuant to the Canada Business Corporations Act into New Hydrogenics; and

ii)              launch a take-over bid by the Old Hydrogenics for units and convertible debentures of Algonquin in exchange for new common shares and new convertible debentures of Old Hydrogenics, respectively.

Under the terms of the Arrangement:

•                  Old Hydrogenics will transfer all of its assets and liabilities (excluding Old Hydrogenics’ historic Canadian income tax carry-forward attributes consisting of its non-capital losses, scientific research and experimental development deductions, and investment tax credits); to a new wholly owned subsidiary company (New Hydrogenics). The adjusted cost base for Canadian tax purposes of the property, plant and equipment and intangible assets transferred will be increased to fair value on the transfer date and provide for future tax deduction to reduce future Canadian income taxes payable. As the transfer of assets is within the consolidated group, no future income tax assets or liabilities may be recognized for the increase in any temporary differences arising from the increase in the adjusted cost bases of these assets.

•                  Security holders of Old Hydrogenics will exchange their securities (common shares and options) of Old Hydrogenics, on a one-for-one basis, for securities of New Hydrogenics. As a result, New Hydrogenics will no longer be a subsidiary of Old Hydrogenics and will continue as a public company to carry on the Old Hydrogenics’ business of the design, development and manufacture of hydrogen generation products based on water electrolysis technology and fuel cell products based on proton exchange membrane technology and will retain all rights to related intellectual property as before the Arrangement.

•                  Algonquin’s unitholders will exchange their fund units for common shares of Old Hydrogenics resulting in a conversion of the income trust into an incorporated entity which will retain Old Hydrogenics’ historic Canadian income tax carry-forward attributes.

•                  Old Hydrogenics will transfer approximately CA$10.8 million to New Hydrogenics for the benefit of the tax attributes retained by Old Hydrogenics.

•                  The transaction is subject to approval by the shareholders of Old Hydrogenics, unit holders of Algonquin receipt of court and other regulatory approvals and consents.

Pro forma adjustments relating to the transaction are as follows:

•                  As the transfer of the assets, liabilities and operations from Old Hyrdogenics to New Hydrogenics and the related exchange of shares represent a transaction with no change in shareholder ownership; the transaction will be accounted for using continuity of interest accounting. Pursuant to continuity of interests accounting, the financial statements of New Hydrogenics will be a continuation of the financial statements of Old Hydrogenics for all periods including prior periods. Accordingly, the transfer of net assets and exchange of shares will not result in any adjustments to the balance sheet as at September 30, 2009.

Hydrogenics Corporation

Notes to Pro Forma Consolidated Financial Statements

(unaudited)

September 30, 2009

•                  The proceeds to be received by New Hydrogenics from the Old Hydrogenics for the benefit of the tax attributes retained by the Old Hydrogenics are expected to result in an increase of cash and realization of future income taxes reflected as a reduction of the deficit by CA$10.8 million. For purposes of these pro forma adjustments, the exchange rate as at September 30, 2009 of 0.9339 has been used to convert the Canadian dollar proceeds to US dollars. The amount of proceeds is subject to change depending on the balance of the income tax attributes to be retained by the Corporation, which will be determined after closing of the Arrangement. For each CA$100,000 change in income tax attributes, the adjustment to the cash proceeds would be approximately CA$5,500. Old Hydrogenics estimates it will incur transaction costs of $3,266,000 of which $3,051,000 has been incurred to September 30, 2009. The additional transaction costs incurred to $215,000 to the date of closing have been reflected as an adjustment to accounts payable. The realization of the future income tax assets and the related costs and any foreign exchange gains or losses on the cash balance have not been included in the unaudited pro forma consolidated statements of operations as these transactions are non-recurring, however they will be reported in New Hydrogenics statement of operations subsequent to September 30, 2009.

•                  The future income tax benefits of the Old Hydrogenics’ Canadian non-capital losses, capital losses, scientific research and development expenditures and investment tax credits generated through to the date of the closing of the Arrangement will not be available to New Hydrogenics after the closing of the Arrangement. However, as noted above, New Hydrogenics will be able to increase the adjusted cost basis for Canadian tax purposes of their property, plant, equipment and intangible assets. Any benefit related to this increase in the adjusted cost basis for Canadian tax purposes cannot be recognized in the consolidated financial statements until the benefits are realized.

•                  The arrangement proposes the exchange of Old Hydrogenics’ common shares, stock options, deferred share units and restricted share units are, on a one-for-one basis for similar instruments of New Hydrogenics. This exchange will not result in any changes to the shareholders’ equity or liabilities.

Note 3. New Hydrogenics

New Hydrogenics was incorporated on June 10, 2009 as 7188501 Canada Inc.. New Hydrogenics is a wholly owned subsidiary of Old Hydrogenics established for the sole purpose of completing the Arrangement. For purposes of these pro forma financial statements, it is assumed New Hydrogenics was incorporated at January 1, 2008, as applicable. New Hydrogenics is not expected to have acquired any material assets or incurred any material liabilities prior to the closing of the Arrangement.